Exhibit 99.42

Management’s Discussion and Analysis

American Lithium Corp.

Management Discussion and Analysis

For the six months ended August 31, 2021

Dated: October 29, 2021

Management’s Discussion and Analysis

Introduction

American Lithium Corp. (the “Company" or “American Lithium”) was incorporated in British Columbia under the Business Corporations Act (British Columbia) and is engaged in the acquisition, exploration and development of resource properties. The Company’s common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the “Exchange”) under the symbol “LI”, the Frankfurt Stock Exchange under the symbol “5LA”, and the OTCQB under the symbol “LIACF”.

This management’s discussion and analysis (“MD&A”) reports on the operating results and financial condition of the Company for the six months ended August 31, 2021 and is prepared as of October 29, 2021. The MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended August 31, 2021 and 2020, and the notes thereto which were prepared in accordance with International Financial Reporting Standards (“IFRS”); and they should be read in conjunction with our IFRS financial statements for the fiscal year ended February 28, 2021.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

Cautionary Note Regarding Forward-Looking Information

This document may contain "forward-looking information" and “forward-looking statements” within the meaning of applicable securities legislation ("forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. ("Plateau") and its subsidiaries; plans, objectives and advancement of the TLC Property, the Falchani Project and Macusani Project (each as defined below, and collectively, the “Projects”); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments, including the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company’s assets; adequacy of the Company’s financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the "Precautionary Measures" filed by the Company's subsidiary Macusani Yellowcake S.A.C. (“Macusani), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates".

Forward-looking statements are based on management’s reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company’s ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, the aforementioned assumptions may be affected by the negative disruptive effect of the novel coronavirus (“COVID-19”) pandemic, which has resulted in a widespread health crisis that has already affected the economies and financial markets of many countries around the world. The international response to the spread of COVID-19 has led to significant restrictions on travel; temporary business closures; quarantines; global stock market and financial market volatility; a general reduction in consumer activity; operating, supply chain and project development delays and disruptions; and declining trade and market sentiment, all of which have and could further affect commodity prices, interest rates, credit ratings and credit risk. The continuing and additional business interruptions, expenses and delays relating to COVID-19, could have a material adverse impact on the Company’s plans, operations, financial condition and the market for its securities; however, as at the date of this MD&A, such cannot be reasonably estimated. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

2

Management’s Discussion and Analysis

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau and its subsidiaries or that integration of the companies will not occur as planned or such integration will be more difficult, time consuming or costly than expected; the estimated valuation of the Company being accurate; the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, the Company or others to attempt to reduce the spread of COVID-19 could affect the Company, which could have a material adverse impact on many aspects of the Company’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact the Company’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Company’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani, the outcome of the administrative process, the judicial process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics, such as the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in ore reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of the Company’s shares and could negatively affect the Company’s ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the “Risk Factors” section of this MD&A, as well as those factors detailed from time to time in the Company's condensed interim and annual consolidated financial statements and other recent securities filings available at www.sedar.com.

3

Management’s Discussion and Analysis

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Cautionary Note Regarding Macusani Concessions

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

Description of Business

American Lithium is an exploration and development stage company engaged in the acquisition, exploration and development of resource properties with a focus on its TLC Lithium Project near Tonopah, Nevada and its Falchani Lithium Project and Macusani Uranium Project both located in Peru.

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500 (“April 2021 Financing”). Each unit consisted of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The Company paid aggregate cash finders’ fees totaling $590,250 and issued 295,125 non-transferrable warrants to certain finders in relation to the financing.

In May 2021, the Company completed the acquisition of all the issued and outstanding common shares of Plateau. The arrangement resulted in Plateau becoming a wholly-owned subsidiary of the Company (the “Transaction”). Plateau, a Canadian exploration and development company, is focused on enabling the new energy paradigm through exploring and developing its Falchani lithium project and Macusani uranium project in southeastern Peru, both of which are situated near significant infrastructure.

Under the terms of the arrangement, each Plateau shareholder received 0.29 of a common share of the Company (each whole share a “common share”) and 0.145 of a common share purchase warrant (each whole warrant an “Exchange Warrant”) of the Company for each common share held in Plateau (a “Plateau Share”).Each whole Exchange Warrant entitles the holder to acquire one common share of the Company at a price of $3.00 for until May 11, 2024. Pursuant to the terms of the transaction, the Company issued 36,891,918 common shares and 18,445,959 warrants of the Company with a fair value of $78,948,705 and $24,520,213, respectively. As part of the arrangement, all unexercised Plateau stock options were exchanged for the Company’s replacement stock options at the fixed exchange ratio of 0.29 with a total fair value of $1,644,993. The Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant and the Company recognized a fair value of $3,869,201. In addition, the Company incurred $2,142,496 in transaction costs relating to the acquisition.

4

Management’s Discussion and Analysis

Each existing Plateau share purchase warrant will, upon the exercise thereof in accordance with its terms, entitle the holder to acquire 0.29 of a common share and 0.145 of an Exchange Warrant. Existing Plateau stock options will be exchanged for an option to acquire from the Company the number of common shares equal to the product of: (A) the number of Plateau shares subject to such Plateau stock option immediately prior to the arrangement, multiplied by (B) 0.29 of a common share for each Plateau share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to closing of the acquisition and was exchanged for one Plateau share, and the holders thereof participated in the Transaction as Plateau shareholders. Pursuant to the arrangement, American Lithium acquired 127,213,511 Plateau shares, representing 100% of the outstanding Plateau Shares. In connection with the arrangement, the Company paid $200,000 in cash and issued 867,882 common shares as finders’ fees. In addition, Plateau paid $600,625 in cash and issued 2,666,666 Plateau shares as finders’ fees.

In May 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued and outstanding shares of 1301420 Nevada Ltd., which holds the title to a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the Company’s TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000, which has been accounted for as an asset acquisition.

As announced by Plateau on May 6, 2021, Plateau and two of its officers received a Notice of Hearing and Statement of Allegations from the Ontario Securities Commission announcing the commencement of regulatory proceedings to consider whether the Company met its obligations related to continuous disclosure, associated filings and related activities for the status of Plateau’s title to 32 mineral concessions in Peru which are the subject of a regulatory dispute. The Company, through its subsidiary Plateau, intends to continue to defend the allegations in the administrative proceedings.

In June 2021, the Company granted 7,050,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $2.17. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary.

In August 2021, the Company granted 500,000 stock options to a consultant of the Company at an exercise price of $1.81. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary.

In September 2021, the Company closed a share purchase agreement with Big Smoky Holdings Corp. (“Big Smoky”) and the shareholders of Big Smoky whereby the Company purchased 100% of the outstanding shares of Big Smoky. Through its wholly-owned subsidiary, Big Smoky controls the Crescent Dunes Project (“Crescent Dunes”) located in Nye County, Nevada, contiguous with the TLC Property. The Company acquired full title to Crescent Dunes which is not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000.

In October 2021, the Company announced a private placement of up to 13,208,000 units at an offering price of $2.65 per unit, for aggregate gross proceeds of up to $35,001,200. Each Unit will be comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one Share at an exercise price of $4.00 per share, for a period of 24 months following the closing of the offering.

5

Management’s Discussion and Analysis

Overall Performance

The Company has been actively involved in lithium exploration since April 2016 and has been focused on the acquisition, exploration and development of US based properties prospective for lithium deposits and, in particular, its TLC Property in Nevada with drilling in 2019 and 2020 leading to the publication of a maiden NI 43-101 resource in April 2020. With the acquisition of Plateau in May 2021, the Company also added additional lithium and uranium properties in Peru. Currently, American Lithium focuses its operations on the TLC Property, the Falchani Property, and the Macusani Property, as the Company recognizes them to have potential for continued development

The Company is advancing its three projects, Falchani, Macusani and TLC with current targets to commence prefeasibility studies at Falchani in the second half of 2022 and at TLC and Macusani in the second half of 2023. To achieve this, further drilling is planned for each project to upgrade resource categories, expand resources, update and restate existing PEAs at Falchani and Macusani and publish a maiden PEA at TLC.

At TLC, the Company submitted its Plan of Operations (“PO”) to the Bureau of Land Management (BLM) in January 2021 which also included Baseline Biological Survey as well as a Baseline Cultural Survey. The Company announced on June 17, 2021, that the BLM has accepted the Plan of Operations as complete and, approval is anticipated in late fall of 2022. The submitted PO will allow for drilling up to an additional 110 drill sites, excavating five test pits to acquire samples for metallurgical testing, a 5-acre laydown area intended for a future pilot plant, and biological and cultural surveys that will be used for further permitting. The associated Environmental Assessment was submitted in August 2021 and combines project exploration and pre-feasibility work into one phase of development, the PO has also been updated accordingly. Exploration drilling has commenced under a 5-acre BLM Notice of Disturbance on newly acquired land. Ten Reverse Circulation (“RC”) drill holes are planned as an initial test covering the Crescent Dunes project land acquired through the Big Smoky acquisition. In addition, five RC drill holes are planned on claims recently staked by the Company immediately east of the TLC resource area.

In Peru, exploration and development work is currently being planned and permitted to support extension/in-fill drilling at the Falchani lithium deposit and initial exploration drill testing of two new lithium target areas at Quelcaya, as well as drilling to expand/extend several uranium deposits following up the positive sampling and radiometric prospecting results recently announced on the Macusani Project. Local community acceptance and approvals have been granted and archeological and environmental sampling work has concluded. These drill programs are planned to commence following receipt of final exploration permits from Peruvian authorities, expected in late October 2021. The Company plans to complete the drill program at Falchani and update the existing PEA for the extension / infill drilling and resource re-classification and to include potential by-products (potassium, cesium, etc) by end of Q2 2022. Similarly, the Company plans to advance the Macusani project through the above drill program and also by updating the PEA to include pre-concentration and tank leach as processing improvements by end of Q3 2022.

Exploration and Evaluation Properties

For the six months ended August 31, 2021, the Company incurred exploration and evaluation acquisition costs of $117,142,460 of which $7,211,058 was related to the TLC Property, and $109,931,402 was attributed to the fair value of the acquisition of the Falchani Property and the Macusani Property, based on the excess of the total consideration over the net assets acquired, as compared to $9,701,115 in the comparative period for 2020.

The cost of acquiring and maintaining the Company’s interest in its exploration and evaluation assets are capitalized on a property-by-property basis pending determination of the technical feasibility and the commercial viability of the project. Exploration and evaluation costs are expensed as incurred. Costs directly related to the acquisition are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained.

6

Management’s Discussion and Analysis

Changes during the six months ended August 31, 2020:

	TLC Property	Total
	$	$
Acquisition costs	7,640,000	7,640,000
Royalty buyback	2,006,505	2,006,505
Maintenance fees	54,610	54,610

For the six months ended August 31, 2020	9,701,115	9,701,115

Changes during the six months ended August 31, 2021:

	TLC Property	Falchani Property	Macusani Property	Total
	$	$	$	$
Acquisition costs	7,200,000	97,409,529	12,521,873	117,131,402
Maintenance fees	11,058	-	-	11,058

For the six months ended August 31, 2021	7,211,058	97,409,529	12,521,873	117,142,460

The total cumulative acquisition and deferred exploration costs for the Company’s current projects to August 31, 2021 are summarized as follows:

	TLC Property	Falchani Property	Macusani Property	Total
	$	$	$	$
Acquisition costs	16,554,684	97,409,529	12,521,873	126,486,086
Royalty buyback	2,006,505	-	-	2,006,505
Maintenance fees	159,363	-	-	159,363

Balance, August 31, 2021	18,720,552	97,409,529	12,521,873	128,651,954

Qualified Person and Technical Reports

The scientific and technical information contained in this MD&A relating to the TLC Property has been reviewed and approved by Bruce Kienlen, P.Geo., who is independent of the Company, and for the Falchani Project and the Macusani Project by Ted O’Connor, a Director and Technical Advisor of American Lithium, who are Qualified Persons as defined in National Instrument 43-101.

Certain scientific and technical information with respect to the TLC Property contained in this MD&A has been taken from the technical report entitled “Technical Report for the TLC Property, Nye County, Nevada, USA” with an effective date of April 15, 2020 and prepared by Derek J. Loveday and William A. Turner of Stantec Consulting Ltd., a copy of which is available on American Lithium’s SEDAR profile at www.sedar.com. Certain scientific and technical information with respect to: (a) the Falchani Project contained in this MD&A has been taken from the technical report entitled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of February 4, 2020 and prepared by John Joseph Riordan, David Alan Thompson, Valentine Eugene Coetzee and Stewart Nupen of DRA Pacific.; and (b) the Macusani Project contained in this MD&A has been taken from the technical report entitled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016 and prepared by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited, copies of both of which are available on Plateau’s SEDAR profile at www.sedar.com. The preliminary economic assessments included herein are preliminary in nature, and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessments will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

7

Management’s Discussion and Analysis

Current Properties

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA

In August 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who had the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA, subject to an overriding 2.5% gross overriding royalty, of which 1.25% could be purchased within 3 years for US$1 million.

As at November 21, 2018, the Company fulfilled its commitments and acquired a 100% undivided interest in the TLC property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder.

In addition, the agreement stipulated that, if the Company calculates a mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) in all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE on the TLC Property. During the year ended February 28 2021, and following the release of a maiden NI 43-101 resource estimate on the TLC Property, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation.

On July 9, 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property for consideration of $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

On July 24, 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is comprised of its ownership of 50% of the issued and outstanding shares in 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims totalling approximately 2,000 acres located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada such that it now owns 100% of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued a total of 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

On September 14, 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid US$265,000 ($349,488) on closing and issued a promissory note for US$1,035,000 to the vendors with the remaining payments payable over the following four years.

The water rights come from a 326-acre farm whose water rights are part of the same hydrographic basin as the TLC Project, Basin 137-a, or ‘Big Smoky Valley – Tonopah Flat’. The purchase of the farm is a critical step in securing the required makeup water for the lithium recovery process planned to be implemented for lithium recovery from TLC’s unique lithium bearing claystones. Such process is expected to minimize water use but some makeup water will be required.

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Management’s Discussion and Analysis

On April 30, 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued outstanding shares 1301420 Nevada Ltd. (“1301420 Nevada”), which holds the title to a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the Company’s TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000, which has been accounted for as an asset acquisition.

On September 8, 2021, the Company announced that with the completion of the acquisition of Big Smoky Holdings Corp. (“Big Smoky”), the Company had acquired the Crescent Dunes Project (“Crescent Dunes”) comprising 3,886 acres of land highly prospective for lithium, north and contiguous to TLC, and with this acquisition, as well as additional contiguous staking to the east and south of TLC, the project has grown to a total of approximately 12,975 acres.

The acquisition of Big Smoky was closed pursuant to a share purchase agreement with Big Smoky and each of the shareholders of Big Smoky (the “Vendors”) dated September 7, 2021, pursuant to which the Company acquired all of the outstanding share capital of Big Smoky. Through the acquisition of Big Smoky and its wholly owned subsidiary, the Company now controls Crescent Dunes. The acquisition consolidates more of the known shallow occurrences of TLC lithium claystone mineralization with. The claims acquired through the acquisition are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company to the Vendors at a fair value of $6,300,000.

Historic field work undertaken at Crescent Dunes over the last two years included mapping, inclined trenching and outcrop and auger sampling work which yielded highly anomalous mineralized claystones, including a sequence of higher-grade lithium-bearing claystones above 2,000 ppm Li at surface. Historical exploration work completed on behalf of the Vendors between 2019-2021 was recently reviewed and summarized by Stantec Consulting Ltd. (“Stantec”) in an unpublished Technical Report entitled: “Technical Report Crescent Dunes Lithium Property, Nye County, Nevada, USA” with an effective date of June 17, 2021.

The TLC Project has been the focus of the company’s exploration efforts since 2019 prior to its acquisition of Plateau Energy Metals and Falchani and Macusani. Lithium claystone mineralization is found consistently in near surface sampling across a 3 kilometre square area and is open to expansion primarily to the south and west sides of the project. The property is composed of contiguous claims which have an area of approximately 5,251 hectares or 12,975 acres (see figure next page).

9

Management’s Discussion and Analysis

N
S
W
E
Nevada
RENO
TLC Project
LAS VEGAS
A
A'
B
B'
Legend
Proposed RC Drill Holes
2020 Sonic Drill Holes
2020 RC Drill Holes
2019 Core Drill Holes
2019 RC Drill Holes
Cross Sections
TLC Property Outline
TLC Property Boundary
(5251 Ha; 12975 Acres)
Resource - Measured
Resource - Indicated
Resource - Inferred
Coordinate System: NAD 1927 UTM Zone 11N
World Imagery - Source: Esri, DigitalGlobe, GeoEye, Earthstar Geographics, CNES/Airbus
AMERICAN LITHIUM
TLC Project
All Drill Holes
0 0.5 1 2 3
Kilometers
2021-10-14

TLC Claim map with Drill Collar Locations and Resource Outline

10

Management’s Discussion and Analysis

Drill Programs

The Phase I RC Drill Program was completed in late winter 2019 with a total of 18 reverse circulation drill holes and 1719 metres of drilling completed. Significant lithium enriched claystone beds have been identified over area 2.5 kilometre long and 1.5 kilometre wide. There is a consistent stratigraphic and grade correlation between adjacent drill holes (see Drill Cross-Section Figure, below)

Drill holes in section SW-NE TLC-2001 and TLC-1919C to TLC-1915

A second part of the Phase I drill program was a Core Recovery Program was conducted in June 2019. Five diamond drill holes totaling 487.7 metres were completed, two of which were twin holes to RC drill holes. Assay results confirm previous drill results and expand the extent of mineralization.

Phase II RC Drill Program was completed in February 2020 consisting of five reverse circulation drill holes for 594.4 metres. Results help to define the extent of mineralization and the geological conditions within the claim block. Significant composite intersections for all the drilling campaigns are shown below.

In November 2020, the Company commenced a Phase III 6” Sonic Drill Program, drilling six holes (a seventh hole was abandoned). This program was designed to recover additional sample material from previously drilled areas within the resource. The recovered material from two holes were submitted for mineralogical and metallurgical testing. Two drill holes in the northern part of the new claims had assay analysis done on selected intervals, which indicate lithium values are lower than in the central part of the deposit. Additional drilling will be required to fully assess the new claims.

11

Management’s Discussion and Analysis

Significant Intercepts at TLC Lithium Claystone Project

Drill Hole ID	Top (m)	Bottom (m)	Interval (m)	Grade (Li ppm)
TLC-1901	10.7	71.7	61	1109
TLC-1902	27.4	63.8	36.4	1084
TLC-1903	41.1	83.8	42.7	994
TLC-1904	24.4	68.6	44.2	934
TLC-1905	3.0	24.3	21.3	739
and	44.2	61.0	16.8	868
TLC-1906	71.7	86.9	15.2	1098
TLC-1907	3.0	79.2	76.2	855
TLC-1908	27.4	51.8	24.4	635
and	70.1	91.4	21.3	987
TLC-1909	3.0	76.2	73.2	829
TLC-1910	18.3	67.1	48.8	1140
TLC-1911	13.7	51.8	38.1	1011
TLC-1912	27.4	85.3	57.9	1194
TLC-1913	13.7	67.0	53.3	1125
TLC-1914	16.8	71.7	54.9	1034
TLC-1915	30.5	67.1	36.6	1142
TLC-1916	29.0	96.1	67.1	1237
TLC-1917	44.2	115.8	71.6	1201
TLC-1918	3.0	70.1	67.1	1083
TLC-1919-C	2.4	73.1	70.7	1041
TLC-1920-C	19.8	102.1	82.3	1084
TLC-1921-C	13.7	64.0	50.3	1027
TLC-2002	48.8	115.8	67.0	1239
TLC-2003	27.4	117.3	89.9	1068
TLC-2004	44.2	86.9	42.7	917
Drill intersections at a lithium cutoff grade of 600ppm

Resource Estimate

A maiden 43-101 resource estimate was prepared by Stantec Consulting Ltd., effective April 15, 2020 utilizing the Phase I and II drilling results. An estimated pit-constrained mineral resource estimate (at 400 ppm cut-off) of 680 million tonnes at 932 ppm Li Measured and 427 million tonnes at 898 ppm Li Indicated plus 362 million tonnes at 912 ppm Li Inferred resources containing 3.35 million tonnes Lithium Carbonate Equivalent (“LCE”) Measured, 2.02 million tonnes LCE Indicated and 1.76 million tonnes LCE Inferred. See table below for a summary of the TLC pit-constrained resource estimate at various cut-offs. The Company is planning additional drilling later in 2021 to expand the resource further and to identify higher grade sections.

12

Management’s Discussion and Analysis

TLC Project Lithium Resource Estimates

• CIM definitions are followed for classification of Mineral Resource.

• Mineral Resource surface pit extent has been estimated using a lithium carbonate price of US10,000 US$/tonne and mining cost of US$2.00 per tonne, processing costs of US$14 per tonne, a lithium recovery of 80%, fixed density of 1.70 g/cm3

• Conversions: Li2CO3:Li ratio = 5.32, LiOH.H2O:Li ratio =6.05

• Totals may not represent the sum of the parts due to rounding.

• The Mineral Resource estimate has been prepared by Derek Loveday, P. Geo. of Stantec Consulting Services Ltd. in conformity with CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Mineralogical and Metallurgical Testing

Mineralogical and metallurgical tests are on-going. Testing conducted by McClelland Laboratories of Sparks, Nevada, demonstrates that lithium recoveries exceeding 90% are achieved in 10 minutes with sulfuric acid leaching. Drill cuttings were subjected to several extraction methods including agitated leach, acid curing and counter-current agitated leach. In combination with the process evaluation, leach solution temperature was investigated. In general, TLC lithium claystone is consistently highly leachable throughout the project with leach times comparing very favorably with other claystone projects.

13

Management’s Discussion and Analysis

Results from Agitated Leach Tests

Additional testing designed by SND Consulting of Tucson, Arizona, and conducted by McClelland Laboratories of Sparks, Nevada, demonstrates that using an acid agglomeration and cure process for the extraction of lithium resulted in an average 87% lithium extraction with only a brief agitation period and without high solution temperature requirements. This testing indicates the extraction process can potentially be completed without the use of any heat and with a very brief agitation time. In addition, the acid consumption was lower than required for an agitation leach. There was no statistical difference in lithium extractions between acid dose levels of 500 or 600 kg/tonne of ore, suggesting that evaluation of lower acid dose is required to define the lower limit.

TECMMINE of Lima, Peru has recently completed warm sulphuric acid leach test work, improving lithium extraction up to 97.4%.

A flowsheet based on acid leaching, impurity removal, and lithium carbonate precipitation has been tested at McClelland Laboratories and was successful in the production of lithium carbonate. This base-case flowsheet will be optimized further. Additionally, various improvements to the process are being considered such as mineral separation and acid regeneration. Moreover, the production of lithium hydroxide as a product is being considered as well.

The Company continued to build on these results by utilizing researchers at Lawrence Berkeley National Laboratory (LBNL) and then corroborating and expanding the LBNL findings utilizing McClelland Laboratories in Sparks, Nevada. Utilizing a centrifuge, technicians were able to concentrate lithium to grades as high as 2207 ppm and then extract up to 96% of the lithium in the upgraded fraction while utilizing 45% less sulfuric acid per unit of lithium extracted compared to previous testing. The beneficiated fraction contained 78.5% of the lithium in 51% of the mass; providing overall lithium extractions of 75% and a greatly improved economic outlook due to the reduced acid consumption and higher lithium grade in the leachate solution.

14

Management’s Discussion and Analysis

Further verification of this process was completed by SGS Laboratories of Lakefield, Ontario, wherein SGS confirmed similar upgrading, with statistically similar results, using hydro cyclone technology. In comparison to the laboratory scale centrifuge testing at McClelland labs, the use of hydro cyclone separators at SGS illustrates the potential to implement this process on an industrial scale. Recent gravity pre-concentration test work was completed at TECMMINE in Lima, Peru using Sepro Mineral Systems Falcon C concentrators with results showing 52% grade increase from 1,098 ppm Li to 1,671 ppm Li by retaining 88% of the original lithium into 60% of the mass.

Additional process work at Hazen Research Inc. has shown that roasting TLC lithium bearing claystones with sulfate and chloride salts, followed by water leaching results in 82% of lithium being extracted with a significantly lower impurity load as compared to acid leaching. Recent salt roasting results from TECMMINE in Lima, Peru have improved on Hazen results, achieving up to 89.4% lithium extraction. This alternative processing method is being investigated further at both Hazen Research Inc. and at TECMMINE, and will also include similar leach testing of upgraded TLC claystones with further optimization anticipated.

A third process option, hydrochloric acid (“HCl”) has been investigated to extract lithium from TLC mineralization. Recent test work run at TECMMINE generated 95.1% lithium extraction using HCI at temperatures of 90°C for 60-minutes. Like sulfuric acid leaching, HCI leaching results in impurities in the resulting solution that require removal, but with the advantage of high lithium extraction. Another advantage of hydrochloric acid leaching is the potential to rejuvenate acid through pyrolysis for reuse. This could ultimately materially reduce reagent requirements and the potential operating costs of a future lithium production operation at TLC.

The roasting/water leaching results will be compared to results for sulfuric acid and hydrochloric acid leaching to ascertain which method is superior from an economic and environmental perspective. The on-going process work is focused on optimizing the flow-sheet design to support a Preliminary Economic Assessment planned for later in 2021.

The Company plans to send a large sample of TLC mineralization to the Australian Nuclear Science and Technology Organisation (“ANSTO”) in Sydney, Australia. ANSTO will complete additional leach and lithium product precipitation test work and test product quality and ultimate lithium yields for multiple processing options.

The Company continues to advance its process engineering as it looks to optimize an appropriate flowsheet for the TLC Claystone mineralization focused on maximizing economic benefits while minimizing environmental impacts.

TLC Exploration & Development Work

In August 2020, the Company announced the results from its Draft Baseline Biological Survey Report which examined the project area in detail to document all species present. The report shows that “No species or habitat protected under the ESA (Endangered Species Act) are present within the project area.” This is a positive development for American Lithium as it suggests the development of TLC can continue and will not be threatening to vulnerable species. Further, it allows for continuation of study and the completion of the Plan of Operation (Environmental Assessment).

The Company submitted its Plan of Operations (“PO”) to the Bureau of Land Management (BLM) in January 2021 which also included the above Baseline Biological Survey as well as a Baseline Cultural Survey. The Company announced on June 17, 2021, that the BLM has accepted the Plan of Operations as complete and, approval is anticipated in late November. The submitted PO will allow for drilling up to 110 drill sites, excavating five test pits to acquire samples for metallurgical testing, a 5-acre laydown area intended for a future pilot plant, and biological and cultural surveys that will be used for further permitting. The Environmental Assessment relating to the PO was filed in August 2021 and combines project exploration and pre-feasibility work into one phase of development, the PO has also been updated accordingly.

15

Management’s Discussion and Analysis

Exploration drilling has recently commenced under a 5-acre BLM Notice of Disturbance on newly acquired land. Ten Reverse Circulation (“RC”) drill holes are planned as an initial test covering the Crescent Dunes project land acquired through the Big Smoky acquisition. In addition, five RC drill holes are planned on claims recently staked by the Company immediately east of the TLC resource area.

Falchani Lithium Project (“Falchani”) and Macusani Uranium Project (“Macusani”) – Puno, Peru

Following the Transaction with Plateau, through the acquisition of its Peruvian subsidiary, Macusani Yellowcake SAC, the Company holds title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru. The current project land position was the result of several consolidation transactions between 2007 and 2014 (see Map, below):

Cautionary Note Regarding Concessions

Thirty-two of the Company’s concessions are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Applications for injunctive relief through Precautionary Measures (Medida Cautelar) resulted in the grant of such relief on 17 concessions in November 2019, and on the remaining 15 concessions in March 2021. The grant of the Precautionary Measures has restored the title, rights and validity of these 32 concessions to Macusani as they were prior to the issuance of the Concessions Resolutions until a final decision is obtained through the judicial process. If the Company does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked, including title to the Ocacasa 4 concession and the Falchani Lithium Project would proceed as presented in the Alternative Case (below).

16

Management’s Discussion and Analysis

Falchani Lithium Project Highlights

Following the initial discovery in November 2017, accelerated exploration efforts led to the maiden mineral resource estimates being announced on July 24, 2018, followed by an updated mineral resource estimate on March 4, 2019, increasing the total lithium resources by more than 90%. The Falchani Lithium Project resource is comprised of three zones, namely the upper breccia unit (“UBX”), lithium-rich tuff unit (“LRT”) and lower breccia unit (“LBX”), in order of stratigraphy.

The results of an independent Preliminary Economic Assessment (“PEA”), prepared by DRA Global (“DRA”), were announced on February 4, 2020, demonstrating that the Falchani Lithium Project has the potential to become a large, long life producer of low cost, high quality, low impurity battery grade Li2CO3. Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent the Company’s 100% interest in the Falchani Lithium Project.

The Falchani Lithium Project PEA presents a “Base Case” scenario which is inclusive of both the Falchani and Ocacasa 4 concessions. The “Alternative Case” scenario presented represents only the Falchani concession to demonstrate the economic value as if the Falchani concession were a standalone or phase 1 project in light of the current dispute with regards to the ownership of the Ocacasa 4 concession. Please refer to the Cautionary Note Regarding Concessions section in this MD&A.

Preliminary Economic Assessment Key Highlights

Description	Units	Base Case	Alternative Case
LCE Price	tonne	12,000	12,000
Life of Mine	years	33	26
Processing Rate P1 / P2 / P3[1]	Mtpa	1.5 / 3.0 / 6.0	1.5 / 3.0 / NA
Average Throughput (P1)	tpa	1,437,500	1,437,500
Average Throughput (LOM)	tpa	4,407,687	2,421,780
Li2CO3 Produced (average LOM)[1]	tpa	63,034	33,842
P1 Li2CO3 Production (steady state)	tpa	22,678	22,731
P2 Li2CO3 Production (steady state)	tpa	44,227	41,252
P3 Li2CO3 Production (steady state)	tpa	85,230	n/a
LCE Produced (total LOM)[1]	tonnes	2,080,113	879,895
Unit Operating Cost (OPEX) P1[2]	$/LCE tonne	4,438	4,348
Unit Operating Cost (OPEX) LOM[2]	$/LCE tonne	3,958	4,333
Gross Revenue	$ B	24,961	10,558
Capital Cost (CAPEX)[3] P1	$ M	587	587
Capital Cost (CAPEX)[3] LOM	$ M	1,970	1,082
Sustaining Capital Costs (undiscounted)	$ M	119.6	66.4
Project Economics - $12,000/t Li2CO3
Pre-tax:
Net Present Value (NPV) (8%)	U$ M	2,712	1,514
Internal Rate of Return (IRR)%		24.2	23.5
Payback Period (undiscounted)	years	4.3	4.2
Average Annual Cash Flow (LOM)	$ M	444	215
Cumulative Cash Flow (undiscounted)	$ M	14,638	5,597
After-tax:
Net Present Value (NPV) (8%) After-Tax	$ M	1,554	844
Internal Rate of Return (IRR) After-Tax	%	19.7	18.8
Payback Period (undiscounted)	years	4.7	4.6
Average Annual Cash Flow (LOM/P2 or P3 steady state)	$ M	272 / 430 (P3)	131 / 198 (P2)
Cumulative Cash Flow (undiscounted)	$ M	8,977	3,418

Notes:

1.	Production: base case is 3 phases, 1.5Mtpa, 3Mtpa and 6Mtpa; alternative case is 2 phases 1.5Mtpa and 3Mtpa.
2.	Includes all operating expenditures, the estimate is expected to fall within an accuracy level of ±35%.
3.	Includes 11% contingency on process plant capital costs, 15% contingency is included in the tailings and infrastructure costs, and closure costs (LOM).

17

Management’s Discussion and Analysis

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

The completed technical report on the PEA entitled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” prepared by John Joseph Riordan, David Thompson, Valentine Cotzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation, effective February 4, 2020, can be located under Plateau’s profile on SEDAR (www.sedar.com) and on the Company's website.

Key Project Attributes

●	Scaled approach to development aimed at allowing the Project to grow with market demand
●	Battery quality, low impurity lithium chemical to enable complete onsite production, maximizing the Company’s share of the value chain
●	Lithium-rich sulfate process step to support flexibility to adapt lithium chemical production for industry demand
●	Onsite acid plan to provide green power generation and enable low cost reagent access
●	Inputs sourced largely in Peru to support local development while reducing costs and value-added taxes
●	Availability of contract mining to reduce CAPEX and provides flexibility during expansion phases
●	Major contributor to economic development in Peru of approximately $2.1 billion LOM capital investment and tax and royalty contributions estimated in excess of $5 billion[1]
●	Excellent infrastructure near site to support future Project development and operations

1 Royalties: approximately $760 million, Workers Participation Tax & Pension Fund: approximately $1.25 billion, Income Tax: approximately $3.75 billion.

Green Project Initiatives

●	Water Efficiency: Use of filtered tailings to enable recycling of up to 90% of process water
●	Environmental and Personnel Safety: Use of environmentally responsible dry stacking tailings technology
●	Clean Energy Generation: Sulfuric acid plant on site to produce sufficient clean energy to power entire process plant and provide excess power
●	Renewable Energy: Access to hydro power grid available nearby
●	Future development work to evaluate opportunities such as:
	o	electric mine fleet with excess clean energy storage on site
	o	rainwater run off storage and additional water recycling
	o	low CO2 transport and logistics for consumables

18

Management’s Discussion and Analysis

Processing

The process flow sheet (below), including plant, equipment and up-front leaching and downstream precipitation was developed by DRA, working with ANSTO Minerals’ (“ANSTO”) laboratories with input from M.Plan International (“M.Plan”). Following mining, mineralized material will be crushed to P80 150 μm, followed by warm (95 °C) sulfuric acid (H2SO4) tank leach processing for a residence time of 24 hours, to extract 89% of lithium to leach solution. The process utilizes conventional up-front tank leaching, widely used in various mining operations to extract metals from mineralized material today. This is followed by a 3-stage purification process to reduce various impurities in the leach solution, mechanical evaporation and conventional precipitation, using a crystallization plant, to produce a high purity/low impurity battery grade Li2CO3 product as demonstrated by test work run by ANSTO and described in the press release dated July 18, 2019. The estimated time from mining to producing a battery grade end-product is approximately 48 hours. An overall recovery of 80% from mineralized material to Li2CO3 is utilized in the PEA.

As a significant portion of the operating costs are derived from sulfuric acid use as the leaching reagent, the PEA includes the construction of a 1,700 tonnes per day (“tpd”) sulfur burning acid plant at site, in P1, to produce, on average, 1,500 tpd of sulfuric acid. In subsequent phases, additional modules are added to meet expanded processing capacity.

Metallurgical Work Program Results:

Tank Leach
High Purity, Battery Grade (>99.50%)	99.74%
Overall Recoveries Li2CO3	77 to 81%
Sulfuric Acid Addition	370 kg/t

Tank Leach Process Flowsheet

On April 8, 2020, results from the preliminary test work program (“Program”) focused on recovery and precipitation of sulfate of potash, rubidium and caesium concentrate from a pregnant leach solution (“PLS”) created from the Falchani Project PEA.

Highlights of the Program:

•	The Program was run on a sample of Falchani lithium-rich tuff material at the same conditions as the lithium leaching studies published by the Company in the PEA with concentrations of 3,400 ppm lithium; 3 wt% K; 600 ppm Cs and 1,400 ppm Rb;
•	Extractions of the following metals (from lithium-rich tuff into sulfate solution via previous test work and supported in this Program):
o	Potassium (“K”): 43%
o	Caesium (“Cs”): 84%
o	Rubidium (“Rb”): 67%

19

Management’s Discussion and Analysis

•	Excellent rejection of aluminum using ‘simple’ neutralization with lime or high temperature treatment (calcination);
•	Cesium precipitation: selective crystallization of >99% of the Cs and Rb from PLS, along with some K, by cooling to between 20 and 30°C following the PEA flowsheet (above); and
•	Precipitation of approximately 18% of K from leaching of feed material through to PLS at temperatures below 20°C to a purified K-alum in the first pass, with future test work potentially optimizing the yield.

Extraction and Precipitation in Current Program

		Precipitation %
Element	Extraction in Leach %	At 25°C	At 5°C
K	43	61	87
Rb	67	100	100
Cs	84	100	100

Future Optimization Potential

The PEA identifies several opportunities which may greatly enhance the economics and include:

•	Revenue opportunities: further evaluation of additional revenue streams, not included in the PEA, such as SOP fertilizer (K2SO4), cesium sulfate (Cs2SO4) and rubidium sulfate (Rb2SO4). Preliminary metallurgical test work completed in April 2020 (refer to results above).
•	Capital optimization: alternative acid plant and processing plant/equipment sourcing, including evaluating options for “over the fence” acid and power purchase from a third-party operator.
•	Operating cost optimization: long-term contracts for major consumables, reduction in processing consumables and/or costs through process model optimization.

Mineral Resource Estimates

The PEA has considered only the lithium-rich bearing tuffs (“LRT”), namely LRT1, LRT2, and LRT3, three of five geological units presented in the Falchani Lithium Project technical report, effective March 1, 2019, prepared in accordance with NI 43-101 by Mr. Stewart Nupen (“QP”) of The Mineral Corporation and filed on SEDAR (the “2019 Technical Report”). As a result, the Base Case and Alternative Case utilize less than 48% and 47%, respectively, of the total mineral resource estimates included in the 2019 Technical Report.

The PEA Base Case considered the Mineral Resource estimate for both the Falchani and Ocacasa 4 concessions, as described in the 2019 Technical Report. As there have been changes to the mineral tenure circumstances, particularly with respect to the dispute over the ownership of the Ocacasa 4 concession, the split between Falchani and Ocacasa 4 is provided in the table below for additional clarity. The Alternative Case considered a sub-set of the Mineral Resource estimate described in the 2019 Technical Report, which being the Mineral Resources contained within the Falchani concession only. The Mineral Resource estimates have not been updated to inform the PEA, however, owing to the current mineral tenure dispute, for the Alternative Case, only the Falchani Concession Mineral Resource estimate has been considered. Please refer to the Cautionary Note Regarding Concessions section in this MD&A.

The mineral resource estimates for the Falchani Lithium Project, effective March 1, 2019, are based on a 1,000 ppm lithium (“Li”) cut-off grade are as follows:

Licence	Category	Zone	Metric Tonnes (Mt)	Li (ppm)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
FALCHANI	Indicated	UBX	5.38	1 472	0.32	0.78	0.04
		LRT1	6.15	3 718	0.80	1.98	0.12
		LRT2	16.66	3 321	0.72	1.77	0.29
		LRT3	11.03	3 696	0.80	1.97	0.22
		LBX	10.16	1 901	0.41	1.01	0.10
		Total	49.39	2 961	0.64	1.58	0.78
	Inferred	UBX	8.44	1 616	0.35	0.86	0.07
		LRT1	13.84	3 290	0.71	1.75	0.24
		LRT2	28.68	2 994	0.64	1.59	0.46
		LRT3	16.13	3 292	0.71	1.75	0.28
		LBX	57.39	2 250	0.48	1.20	0.69
		Total	124.48	2 629	0.57	1.40	1.74

20

Management’s Discussion and Analysis

Licence	Category	Zone	Metric Tonnes (Mt)	Li (ppm)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
OCACASA 4	Indicated	UBX	0.85	1 750	0.38	0.93	0.01
		LRT1	1.32	3 668	0.79	1.95	0.03
		LRT2	5.37	3 232	0.70	1.72	0.09
		LRT3	2.00	3 658	0.79	1.95	0.04
		LBX	2.00	1 379	0.30	0.73	0.01
		Total	11.53	2 926	0.63	1.56	0.18
	Inferred	UBX	5.33	1 911	0.41	1.02	0.05
		LRT1	10.17	3 422	0.74	1.82	0.19
		LRT2	33.62	3 292	0.71	1.75	0.59
		LRT3	21.11	3 349	0.72	1.78	0.38
		LBX	65.36	2 297	0.49	1.22	0.80
		Total	135.59	2 777	0.60	1.48	2.00

UBX = upper breccia; LRT = lithium rich tuff; LBX = lower breccia

Notes: Minor discrepancies due to rounding may occur. Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473. Geological losses of 5% or 10% have been applied, based on geological structure and data density. The average geological loss is 6%. Density = 2.40.

The mineral resource estimates are based on the initial 29 drill holes and 20 additional drill holes. Sampling was carried out at sampling intervals of between 0.5m and 1.0m. Samples used throughout the estimation process were composited to a downhole length of 2.5m.

Environmental

A baseline environmental study (the “Baseline Study”) undertaken by ACOMISA, a Lima-based environmental consulting company and continued in collaboration with Anddes Asociados S.A.C. (‘Anddes’) is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the relevant areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies. Restrictions put in place to mitigate COVID-19 in Peru may cause delays to the completion of the EIA as work had been put on hold during lockdown. However, some EIA activities continued in 2020-21, albeit at a slower pace.

21

Management’s Discussion and Analysis

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance (“Archaeological Area of Interest”). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Macusani Uranium Project Highlights

The Macusani Uranium Project is one of the largest undeveloped uranium projects in the world containing significant measured, indicated and inferred uranium resources. Located approximately 25 kilometres away from the Company’s Falchani Lithium Project, the Macusani Uranium Project is proximal to excellent infrastructure and has a significant unexplored land package.

Preliminary Economic Assessment

The Company completed and filed on SEDAR on February 10, 2016, an updated PEA based on the combined resource estimate. The PEA was completed by UK based, mining engineering consultants Wardell Armstrong International and GBM Minerals Engineering Consultants Limited and contains a detailed base case which contemplates the construction of a conventional open pit mining operation with a centralized processing facility.

An injunction restoring concession title, rights and validity has been granted by judicial resolution for three of the four concessions incorporated in the mine plan for the Macusani Uranium Project PEA, and the rights have been restored to the Company. Six concessions total contain mineral resources, of which two are not included in the Macusani Uranium Project PEA, which is filed under Plateau’s profile on SEDAR at www.sedar.com.

Unless otherwise stated, all dollar figures for the PEA are in United States dollars and the economic highlights represent Plateau’s 100% interest in the Macusani Uranium Project. Please refer to the Cautionary Note Regarding Concessions section included in this MD&A and wording in the Falchani section above which contains details on administrative and judicial processes relating to 32 of the Macusani concessions.

Key Highlights of the Macusani Uranium Project PEA:

•	Cash Operating Costs[1]: $17.28/lb U3O8 average life of mine (“LOM”)
•	Initial Capital Expenditures: $249.7 M plus $50.1 M contingencies
•	Total Sustaining Capital Costs[1]: $43.9 M
•	Net Present Value(8%): ($50/lb U3O8 selling price): $852.7 M pre-tax / $603.1 M after-tax
•	Internal Rate of Return: ($50/lb U3O8): 47.6% pre-tax / 40.6% after-tax
•	Payback Period: ($50/lb U3O8): 1.69 years pre-tax / 1.76 years after-tax
•	Production Profile: 6.09 Mlbs/yr average LOM
•	Operating Profile: near surface open pit mining of five deposits along with a small high-grade underground mine operation, heap leach process plant
•	Mining Rate: 109.0 Mt/yr at 289 ppm U3O8 for 10 years at an average strip ratio of 2:1 (waste:mineralized material)
•	Processing Throughput: 10.9 M tonne per annum
•	High-grade scenarios were also considered with both heap leach and tank leach processing options and the Company continues to evaluate optimization scenarios

1 Financial metrics which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See Alternative Performance Measurements section in this MD&A for additional information.

22

Management’s Discussion and Analysis

Processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization was planned for early 2020. The test work programs were deferred to the end of the year. The research and development work was restarted in August 2020 with encouraging results released March 30, 2021. The work utilized mineralization from 3 main deposits, with the following results: Colibri II-III Deposit – 81.6% of U retained in 35.3% of original mass passing 300 μm; Calculated Head Grade of 270 ppm U upgraded to 623 ppm U (Upgrade factor 2.3) using double scrubbing for 12 minutes each cycle; Corachapi Deposit – 73% of U retained in 31% of original mass passing 212 μm; Calculated Head Grade of 245 ppm U upgraded to 570 ppm U (Upgrade factor 2.3) using initial scrubbing for 15 minutes at 60% solids (by mass) followed by secondary scrubbing for 5 minutes at 45% solids. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher grade feed material should positively impact the PEA Capital Costs with a smaller plant footprint and PEA Operating Costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit.

Significant work programs going forward are dependent on COVID-19, the pending framework for uranium transport and export in coordination with the International Atomic Energy Agency and the Peruvian Institute of Nuclear Energy (the “New Uranium Regulations”) in country.

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

The completed technical report on the PEA entitled “"Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016, can be located under Plateau’s profile on SEDAR (www.sedar.com) and on the Company's website

Environmental

The Company has initiated components of an EIA covering the project building on the Environmental Baseline Study.

Within the Macusani Uranium Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with highly respected and experienced environmental and archaeological professionals, local communities and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Uranium Project and proposed future infrastructure for operations currently does not directly affect any such sites.

With the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company’s team initiated and is still on-going. Whilst initial completion of field work was targeted for H1 2020, followed by presentation of the archaeological study to the Ministry of Culture in 2020, timing was subject to easing of the Peru government’s COVID-19 lockdown restrictions, which have impacted access to the site. Desktop work is completed and now that it is safe to resume work on-site, the Company expects the field work to be completed by the end of 2021. Submission of the archeological study results to the Peruvian Ministry of Culture is expected in early 2022.

23

Management’s Discussion and Analysis

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all of the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a logical, preserving solution should be found. It is positive to see the government pro-actively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company’s projects.

The Company, and its predecessor companies, have been exploring continuously in the Macusani area since the initial land acquisition in 2005. All exploration activities are completed under fully approved social, community agreements and exploration/mining permits.

Peru Exploration & Development Work

Macusani Uranium Project

Exploration activities continue with recent mapping, prospecting and sampling work from the Macusani Project. Five areas spread between various drilled targets with reported uranium resources were covered by radiometric mapping and surface sampling. The results of this surface uranium exploration activity were released on January 25, 2021 and September 28, 2021 (see Map Figure, below). Exploration and resource expansion/extension drilling is planned to commence in November 2021 following permitting approvals. The Company will also update the existing Macusani PEA for the results of this planned drill program and also to include pre-concentration and tank leach as processing improvements by end of Q3 2022. As set out above, and as previously announced, the Company has had significant success in pre concentrating / upgrading Macusani uranium mineralization with the potential to significantly improve the already robust economics of the existing PEA and to increase the resources included in the existing PEA.

Macusani Project Location Map with new target areas

24

Management’s Discussion and Analysis

Falchani Lithium Project

Lithium exploration work at Falchani, including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that the new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. These results were released May 20, 2021, with exploration and resource extension/expansion drilling planned and currently being permitted (see Map Figure, below). In addition, and as set out above, the Company is also targeting infill and extension drilling at Falchani itself with the goal of reclassifying a significant portion of its existing resources as measured and indicated and to expand the overall resources. These results will be incorporated into an updated PEA which will also include the potential economic impact of the Project’s by-products (sulfate of potassium, cesium, etc) with targeted completion of such updated PEA by end of Q2 2022.

Falchani Project Location Map with resource and exploration target areas

Exploration and development work is currently being planned and permitted to support the following:

•	Extension/in-fill drilling at the Falchani lithium deposit
•	Initial exploration drill testing of two new lithium target areas at Quelcaya
•	Drilling to expand/extend several of the uranium deposit following up the positive sampling and radiometric prospecting results on the Macusani Project.

Local community acceptance and approvals have been granted and archeological and environmental sampling work has concluded. These drill programs are planned to commence following receipt of exploration permits from Peruvian authorities, expected in late October 2021.

Scientific and technical information for the projects in this MD&A is based on, and further information about, the TLC, Falchani Lithium and the Macusani Uranium Projects (collectively, the “Projects”) is available from Technical Reports prepared in accordance with NI 43-101, filed on SEDAR:

25

Management’s Discussion and Analysis

(1) “TECHNICAL REPORT – Tonopah Lithium Claims Property, Nevada, USA” prepared by Mr. Derek Loveday of Stantec Services Inc. and Mr. William A Turner of Stantec Consulting Ltd. dated May 4, 2020;

(2) "Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016; and

(3) “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” prepared by John Joseph Riordan, David Thompson, Valentine Cotzee of DRA Pacific and Mr. Stewart Nupen of The Mineral Corporation, effective February 4, 2020.

Outlook

The Company continues to believe that the growing demand for lithium-ion batteries will continue to drive demand for lithium products and that the domestic market for lithium products will be under supplied for many years to come. The uranium market is equally compelling with persistent supply/demand imbalance, improving price environment and continuing steady demand growth. These situations position the Company well should the Company be able to raise the required capital to continue its exploration and development efforts with the goal of successfully developing commercially viable lithium and uranium deposits.

With large lithium and uranium resources, strategically located in Nevada and Peru, the Company believes that it is well positioned to benefit from growing demand for sustainable, domestically sourced supplies of lithium and the need for clean/green baseload energy that can only be answered with nuclear energy as a large part of the Global energy mix.

Summary of Quarterly Results

The following table sets out selected quarterly financial information for each of the eight recently completed quarters. The financial information has been reported in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated.

	Aug 31, 2021	May 31, 2021	Feb 28, 2021	Nov 30, 2020
	$	$	$	$
Total assets	146,072,096	148,430,664	17,189,542	17,851,841
Total liabilities	2,670,633	2,987,656	1,552,695	1,990,590
Working capital	15,589,851	17,640,661	4,812,870	4,751,382
Revenues	-	-	-	-
Net loss	(8,917,056)	(3,094,582)	(2,382,777)	(6,142,042)
Loss per share	(0.05)	(0.02)	(0.02)	(0.05)

	Aug 31, 2020	May 31, 2020	Feb 29, 2020	Nov 30, 2019
	$	$	$	$
Total assets	17,215,884	1,700,605	1,657,029	962,366
Total liabilities	630,359	679,516	651,315	489,836
Working capital (deficit)	6,187,254	330,610	317,153	(210,975)
Revenues	-	-	-	-
Net loss	(3,580,498)	(856,158)	(1,616,025)	(5,270,988)
Loss per share	(0.03)	(0.01)	(0.02)	(0.08)

The Company has not yet earned revenue from any of its mineral properties. If a property is determined to have limited exploration potential the property is abandoned and expenditures are written off to operations.

26

Management’s Discussion and Analysis

Variances quarter over quarter can be explained as follows:

•	For the quarter ended August 31, 2021, the higher net losses are related to exploration and evaluation costs of $1,556,915, increased management fees totalling $351,713, professional fees of $434,883, and share-based compensations of $5,966,020.
•	For the quarter ended May 31, 2021, the higher net losses are related to exploration and evaluation costs of $596,688, increased management fees totalling $1,281,572, marketing expenses of $312,760, and share-based compensations of $545,759.
•	For the quarter ended February 28, 2021, the higher net losses are related to significant marketing expenses of $2,103,464, exploration and evaluation costs of $533,002, and a write-off of exploration and evaluation assets of $251,133 for the Extinction Ridge Property.
•	For the quarter ended November 30, 2020, the higher net losses are related to significant marketing expenses of $522,930, share-based compensations of $4,732,320, and exploration and evaluation costs of $555,653.
•	For the quarter ended August 31, 2020, the higher net losses are related to significantly higher marketing expenses of $3,108,620 and exploration and evaluation costs of $192,853.
•	For the quarter ended November 30, 2019, the higher net losses are related to a write-off of exploration and evaluation assets of $4,880,309 for the Colorado property.

Selected Quarterly Information

The following financial information is derived from the Company’s financial statements for the three and six months ended August 31, 2021 and 2020, has been prepared in accordance with IFRS and is presented in Canadian dollars, unless otherwise indicated:

	For the three months ended August 31,		For the six months ended August 31,
	2021	2020	2021	2020
	$	$	$	$
Revenues	-	-	-	-
General and administrative expenses	(8,917,056)	(3,580,498)	(12,011,638)	(4,436,656)
Net loss	(8,917,056)	(3,580,498)	(12,011,638)	(4,436,656)
Comprehensive loss	(8,867,509)	(3,580,498)	(11,962,091)	(4,436,656)
Basic and diluted loss per common share	(0.05)	(0.03)	(0.08)	(0.05)
Working capital	15,589,851	6,187,254	15,589,851	6,187,254
Total current assets	17,318,067	6,817,613	17,318,067	6,817,613
Total non-current assets	128,754,029	10,398,271	128,754,029	10,398,271
Total current liabilities	1,728,216	630,359	1,728,216	630,359
Total non-current liabilities	942,417	-	942,417	-

As at August 31, 2021, the Company had not yet achieved profitable operations and has accumulated losses of $69,791,258 (February 28, 2021 - $57,779,620) since inception. The basic and diluted loss per share for the six months ended August 31, 2021 and 2020 was $0.08 and $0.05, respectively.

The Company’s future financial success will be dependent upon the ability to obtain necessary financing to complete the development of reserves or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine.

27

Management’s Discussion and Analysis

Results of Operations

The following table sets forth selected financial information regarding the Company’s operating and administrative expenses for the three and six months ended August 31, 2021 and 2020:

	For the three months ended August 31,		For the six months ended August 31,
Expenses	2021	2021	2020	2020
	$	$	$	$
Consulting fees	60,332	64,332	133,475	83,749
Depreciation	1,800	561	3,309	561
Exploration and evaluation expenditures	1,556,915	192,853	2,153,603	352,759
Filing and listing fees	42,240	7,155	86,855	11,700
Finance charge	38,611	-	75,075	-
Foreign exchange loss	68,591	16,230	81,628	26,481
General and administrative	27,514	20,747	59,753	39,064
Insurance	15,551	3,771	22,736	11,294
Management fees	351,713	99,611	1,633,285	247,492
Marketing	213,510	3,108,620	526,270	3,558,908
Professional fees	434,883	24,100	531,973	40,509
Registrar and transfer agent fees	94,253	15,079	114,015	23,004
Rent	19,000	12,000	39,000	24,000
Share-based compensation	5,966,020	-	6,511,779	-
Travel	26,123	15,439	38,882	17,135
	8,917,056	3,580,498	12,011,638	4,436,656

The table below details the significant changes in administrative expenditures for the three months ended August 31, 2021 as compared to corresponding period ended August 31, 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Increase of $1,364,062	Increased due to increase in exploration activities during the period.
Management fees	Increase of $252,102	Increased due to expanded management team and higher compensation.
Marketing	Decrease of $2,895,110	Decreased due to new marketing and social media campaigns engaged to increase investor awareness, additional marketing activities, and increase in the marketing budget in the prior period.
Professional fees	Increase of $410,783	Increased due to increase in corporate activities related to the Transaction.
Share-based compensation	Increase of $5,966,020	Increased due to no options being granted in the prior period.

28

Management’s Discussion and Analysis

The table below details the significant changes in administrative expenditures for the six months ended August 31, 2021 as compared to corresponding period ended August 31, 2020:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Exploration and evaluation expenditures	Increase of $1,800,844	Increased due to increase in exploration activities during the period.
Management fees	Increase of $1,385,793	Increased due to signing bonuses being paid to officers and directors subsequent to the Transaction.
Marketing	Decrease of $3,032,638	Decreased due to new marketing and social media campaigns engaged to increase investor awareness, additional marketing activities, and increase in the marketing budget in the prior period.
Professional fees	Increase of $491,464	Increased due to increase in corporate activities related to the Transaction.
Share-based compensation	Increase of $6,511,779	Increased due to no options being granted in the prior period.

Cash Flows

Net cash used in operating activities for the six months ended August 31, 2021 was $7,527,086 (August 31, 2020 - $4,389,285). The cash used consisted primarily of general and administrative expenses, net of non-cash expenditures and a net change in non-cash working capital, detailed in the statement of cash flows.

During the six months ended August 31, 2021, cash provided by investing activities was $3,364,930 (August 31, 2020 – used in investing activities $266,719) for cash acquired from acquisition of Plateau.

During the six months ended August 31, 2021, cash provided by financing activities was $14,901,555 (August 31, 2020 – $10,535,842). The Company closed the April 2021 Financing for gross proceeds of $15,037,500 and paid $651,551 for share issuance costs. In addition, the Company received proceeds of $436,556 (August 31, 2020 – $666,250) in connection with the exercise of stock options and $279,050 (August 31, 2020 – $9,686,203) in connection with the exercise of warrants.

The Company’s cash increased by $10,788,946 from $5,506,326 at February 28, 2021 to $16,295,272 at August 31, 2021.

Liquidity and Capital Resources

The Company’s liquidity and capital resources at the following dates are as follows:

	August 31, 2021	February 28, 2021
	$	$
Cash	16,295,272	5,506,326
Term deposits	52,579	25,023
Sales tax receivable	509,779	15,824
Advances and deposits	31,543	-
Prepaid expenses	428,894	37,382
Accounts payables and accrued liabilities	(1,288,819)	(413,426)
Due to related parties	(109,644)	-
Current portion of long-term debt	(329,753)	(358,259)
Working capital	15,589,851	4,812,870

29

Management’s Discussion and Analysis

The Company has no revenue generating operations from which it can internally generate funds and therefore has been incurring losses since inception. The Company has financed its operations and met its capital requirements primarily through the sale of capital stock by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements and the exercise of stock options. When acquiring interests in resource properties through purchase or option, the Company issues common shares or a combination of cash and shares to the vendors of the property as consideration for the property in order to conserve its cash. The Company expects that it will continue to operate at a loss for the foreseeable future and will require additional financing to fund the development of its existing properties and the acquisition of potential resource properties.

As at August 31, 2021, the Company had working capital of $15,589,851 (February 28, 2021 – $4,812,870). During the six months ended August 31, 2021, the Company’s cash position increased by $10,788,946, compared to an increase of $5,879,838 during the six months ended August 31, 2020. The increase in the current period was mainly due to proceeds from net share issuance of $15,037,500, warrants exercised of $279,050, stock options exercised of $436,556, and cash acquired from acquisition of $3,662,792, which was partially offset by share issuance costs of $651,551, repayment of note payable of $200,000, cash paid for acquisition of $276,549, and funding operating expenses. The increase in the prior period was mainly due to proceeds from warrants exercised of $9,686,203, stock options exercised of $666,250, and share subscriptions received of $262,104, which was partially offset by funding operating expenses. Management believes that the Company has sufficient working capital and not subject to any going concern issues.

Use of Proceeds from April 2021 Financing

In April 2021, the Company completed the April 2021 Financing and issued a total of 7,518,750 units at a price of $2.00 per unit for proceeds of $15,037,500, net of cash commissions and expenses of $651,551.

The net proceeds of the April 2021 Financing are being used to continue development of the Company’s wholly owned TLC project in Nevada and the remaining balance will be used for general working capital purposes.

The Company’s business objective is to explore its TLC Project in an effort to investigate the potential to develop an economically viable mineral project. By using the net proceeds of the April 2021 Financing as described above, the Company will pursue its business objectives by gathering information required to prepare a PEA for the TLC Project

	Proposed Use of Proceeds	Expenditures up to August 31, 2021
	$ million	$ million
Exploration and evaluation	9.0	0.7
Lease and BLM payments	2.0	0.5
General working capital	4.0	-
Peru projects	-	-
TOTAL	15.0	1.2

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

30

Management’s Discussion and Analysis

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting mineral properties. Due to the nature of the Company’s business and the present stage of exploration of its mineral properties (which are primarily early stage exploration properties with no established reserves), the following risk factors will apply:

COVID-19 Pandemic: In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm our business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or too metallurgically challenging to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Title to Property: The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company's interest in the property, including the Peru concessions. As noted under the Cautionary Note Regarding Concessions in this MD&A, thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

Potential conflicts of interest: Certain of the Company’s directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

31

Management’s Discussion and Analysis

Foreign operations: The Company is exposed to risks of political instability and changes in government policies, laws and regulations in Peru. The Company holds mineral interests in the Republic of Peru that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Peru. Any changes in regulations (including, without limitation, the New Uranium Regulations) or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. New laws, regulations and requirements may be retroactive in their effect and implementation. The Company’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company's operations may also be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, state-ownership of strategic resources, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising at the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Government authorities in emerging market countries often have a high degree of discretion and at times may appear to act selectively or arbitrarily, and sometimes in a manner that may not be in full accordance with the rule of law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Mining Industry is Intensely Competitive: The Company’s business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

Financial Resources: The nature of the development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties. In particular, failure by the Company to raise the funding necessary to maintain in good standing its various option agreements could result in the loss of its rights to such properties.

32

Management’s Discussion and Analysis

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its common shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.

Government Regulation: The Company’s business interests and operations are subject to the laws and regulations of the jurisdictions in which the Company operates. These laws and regulations are wide-ranging and oversee social license, exploration, development, taxes, employee labour standards, health and safety, environmental protection, human rights, anticorruption measures and matters related to later stage operating companies including but not limited to production, exports, waste disposal and tailings management, safe handling of toxic substances, water usage and greenhouse gases. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating a mine or other facilities. Introduction of new laws, amendments to current laws and regulations governing mining activities and operations or more stringent implementation or arbitrary interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of the Company’s projects. Regulatory enforcement, in the form of compliance or infraction notices, has occurred in the past and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Estimates of mineral resources may prove to be inaccurate. Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Projects and the Company's financial condition and prospects.

Financing Risks: The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

33

Management’s Discussion and Analysis

Exploration and development activities are inherently risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Previous operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

No known mineral reserves. Despite exploration work on the Company’s mineral property interests, to date no mineral reserves have been established thereon. In addition, the Company is still engaged in exploration on all of its material properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Climate change risks. The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

34

Management’s Discussion and Analysis

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. The Company’s properties are primarily located on land administered by the United States Bureau of Land Management, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

If any of the Company's properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

Rights or claims of indigenous groups. The Company’s properties may be located in areas presently or previously inhabited or used by indigenous peoples and may be affected by evolving regulations regarding the rights of indigenous peoples. The Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. The Company's current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities and may require the modification of, or preclude operation or development of projects, or may require the entering into of agreements with indigenous people.

Litigation risk. In the ordinary course of the Company’s business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or labour disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company’s operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company’s cash flows, results of operations and financial condition. Effective May 6, 2021, Plateau announced that it and two of its former officers received a Notice of Hearing together with a Statement of Allegations from staff of the Ontario Securities Commission announcing the commencement of regulatory proceedings to consider whether Plateau and the two officers engaged in conduct that warrants an order against them. Plateau is of the view that it has complied with its disclosure obligations, and these proceedings remain ongoing.

35

Management’s Discussion and Analysis

Costs of land reclamation. It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Foreign currency risk: The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. Exploration expenditures are transacted in United States Dollars, Peruvian New Soles and Australian Dollars, and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and these currencies. The Company does not hedge the foreign currency balances.

Corruption and bribery laws. The Company’s operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the six months ended August 31
	2021	2020
	$	$
Management fees	1,633,285	247,492
Share-based compensation	3,582,849	-
	5,216,134	247,492

During the six months ended August 31, 2021, the Company entered into the following transactions with key management personnel:

(a)	Incurred management fees of $312,500 (August 31, 2020 - $nil) to Ailsa Craig Capital Ltd., a company controlled by Simon Clarke, the CEO and director of the Company. As at August 31, 2021, the Company owed $23,625 (February 28, 2021 - $nil) to Ailsa Craig Capital Ltd. for unpaid management fees.

(b)	Incurred management fees of $204,795 (August 31, 2020 - $nil) to 1765271 Ontario Inc., a company controlled by Philip Gibbs, the CFO of the Company. As at August 31, 2021, the Company owed $16,668 (February 28, 2021 - $nil) to 1765271 Ontario Inc. for unpaid management fees.

(c)	Incurred management fees of $280,000 (August 31, 2020 - $60,000) to Bowering Projects Ltd., a company controlled by Andrew Bowering, the Chairman of the Company.

36

Management’s Discussion and Analysis

(d)	Incurred management fees of $506,088 (August 31, 2020 - $nil) to Colibri Mining North, a company controlled by Laurence Stefan, the President and COO of the Company. As at August 31, 2021, the Company owed $22,500 (February 28, 2021 - $nil) to Colibri Mining North for unpaid management fees.

(e)	Incurred management fees of $10,000 (August 31, 2020 - $nil) to George Binninger, a director of the Company.

(f)	Incurred management fees of $128,108 (August 31, 2020 - $187,492) to Subsurface Strategies, a company controlled by Michael Kobler, the General Manager, US Operations of the Company. As at August 31, 2021, the Company owed $20,978 (February 28, 2021 - $nil) to Subsurface Strategies for unpaid management fees.

(g)	Incurred management fees of $191,794 (August 31, 2020 - $nil) to TKLD Geological Inc., a company controlled by Ted O’Connor, a director of the Company. As at August 31, 2021, the Company owed $15,374 (February 28, 2021 - $nil) to TKLD Geological Inc. for unpaid management fees.

(h)	As at August 31, 2021, the Company owed $10,500 (February 28, 2021 - $nil) to Graham Ballachey, the VP of Engineering of the Company for unpaid management fees.

Critical Accounting Estimates

In the application of the Company’s accounting policies, management is required to make judgments, apart from those requiring estimates, in applying accounting policies. The most significant estimates and judgments applying to the Company’s financial statements include:

•	the determination of the element of costs recorded as exploration and evaluation assets and determination of reclamation obligations;
•	recognition of deferred tax assets and liabilities;
•	the determination that the Company will continue as a going concern for the next year; and
•	assumptions used in valuing options and warrants in share-based compensation calculation

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Financial Instruments and Risk Management

Fair value of financial instruments

The Company’s financial instruments consist of cash, term deposits, sales tax receivable, advances and deposits, accounts payable, due to related parties, and long-term debt. As at August 31, 2021, the Company classifies its cash and term deposits as fair value through profit and loss and its sales tax receivable, advances and deposits, accounts payable and accrued liabilities, notes payable, due to related parties, and long-term debt at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

37

Management’s Discussion and Analysis

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and term deposits is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and term deposits. The carrying amount of financial assets represents the maximum credit exposure. The Company has gross credit exposure at August 31, 2021 relating to cash and term deposits of $16,347,851. The cash and term deposits is held at a Canadian chartered bank and the Company considers the credit risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at August 31, 2021, the Company had a cash balance of $16,295,272 to settle current liabilities of $1,728,216. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, and loan payable that are denominated in a foreign currency. As at August 31, 2021, the Company had net assets of US$80,427. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would result in a foreign exchange gain/loss of approximately $8,100.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at August 31, 2021, the long-term debt bears interest at a fixed 5% per annum and is payable over four years. The Company has cash balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the six months ended August 31, 2021, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

38

Management’s Discussion and Analysis

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations. There were no changes in the Company’s management of capital during the six months ended August 31, 2021.

Outstanding Share Data

As at the date of this report:

a)	Authorized: unlimited common shares without par value.

b)	Issued and outstanding: 183,304,829 common shares.

c)	Outstanding stock options:

Number of options outstanding	Number of options exercisable	Exercise price $	Expiry date
353,800	353,800	2.48	April 27, 2022
275,858	275,858	3.31	January 9, 2023
900,000	900,000	0.31	February 9, 2023
350,000	350,000	0.35	June 29, 2023
145,000	145,000	3.93	August 17, 2023
116,000	116,000	2.79	January 9, 2024
232,000	232,000	2.24	April 23, 2024
400,000	400,000	0.25	February 4, 2025
4,121,334	4,121,334	1.28	September 17, 2025
74,715	74,715	1.03	December 9, 2025
7,050,000	2,350,000	2.17	June 10, 2026
500,000	166,667	1.81	August 25, 2026
14,518,707	9,485,374

d)	Outstanding warrants:

Number of warrants	Exercise price $	Expiry date
100,000	0.125	January 22, 2022
3,955,000	0.375	February 1, 2022
3,759,375	3.000	April 29, 2024
295,125	3.000	April 29, 2024
18,445,959	3.000	May 11, 2024
272,963	3.000	July 20, 2024
26,828,422

39

Management’s Discussion and Analysis

Included in the table below are Plateau warrants, which can be exercised at a fixed ratio of 0.29 for the Company’s common share and at a fixed ratio of 0.145 for the Company’s warrant exercisable until May 11, 2025 at $3.00.

Number of warrants	Exercise price $	Number of share issuable	Expiry date
4,432,533	0.40	1,285,434	April 27, 2024
1,195,921	0.40	346,817	May 12, 2024
109,324	0.40	31,704	May 12, 2024
1,532,680	0.40	444,477	May 13, 2024
7,270,458		2,108,432

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com including, but not limited to:

•	the Company’s condensed interim consolidated financial statements for the three and six months ended August 31, 2021 and 2020; and
•	the Company’s audited consolidated financial statements for the years ended February 28, 2021 and February 29, 2020.

This MD&A has been approved by the Board on October 29, 2021.

40